Exhibit 12.1

ASBURY AUTOMOTIVE GROUP, INC.

COMPUTATION OF FINANCIAL RATIOS

(in millions, except ratios)

Ratio of earnings to fixed charges	For the Year Ended December 31,
	2015		2014		2013		2012		2011
EARNINGS COMPUTATION:
Income from continuing operations	$169.4		$112.0		$101.1		$83.3		$46.5
Income tax expense	104.0		71.0		64.2		50.0		28.7
Fixed charges	67.3		58.1		59.4		57.9		60.1
Amortization of capitalized interest	0.3		0.3		0.2		0.2		0.2
Capitalized interest	(0.2)		(0.8)		(1.3)		(0.9)		(0.4)

Earnings for purposes of computation	$340.8		$240.6		$223.6		$190.5		$135.1

FIXED CHARGES COMPUTATION:
Interest expense	$42.7		$37.6		$37.5		$34.4		$38.1
Floor plan interest expense	14.9		11.4		11.6		10.7		8.9
Amortization of deferred financing fees	2.6		2.4		2.4		2.5		2.7
Swap interest expense	3.0		2.0		2.5		5.0		5.5
Interest component of rent expense	3.9		3.9		4.1		4.4		4.5
Capitalized interest	0.2		0.8		1.3		0.9		0.4

Fixed charges for purposes of computation	$67.3		$58.1		$59.4		$57.9		$60.1

RATIO OF EARNINGS TO FIXED CHARGES	5.06	x	4.14	x	3.76	x	3.29	x	2.25	x